
Mail Stop 3720

December 29, 2006

Michael Dodak
Chief Executive Officer and Director
Fundstech Corp.
4425 Park Arroyo
Calabasas, CA 91302

> **Re:** **Fundstech Corp.**
> **Form SB-2/A**
> **Filed December 26, 2006**
> **File No. 333-138512**

Dear Mr. Dodak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directors, Executive Officers, Promoters and Control Persons, page 21

1. We note your response to our prior comment 4. Please note that our previous comment requested further disclosure in the prospectus outlining the reasons for the reassignment of duties among management. Therefore, please revise your disclosure in this section to address the explanation previously given in your response to our prior comment 4.

Plan of Operation, page 37

2.   We note your response to our prior comment 8. Update your disclosure by addressing the
        recent developments covered in your subsequent events footnote to your financial
        statements. In doing so, highlight management's "hopes" of revenue generation in 2007.
        As mentioned in your response letter, highlight that you "are pursuing marketing and sales
        arrangements with several potential distributors in North America, Europe and Asia." With
        the appropriate qualifying language, disclose your belief that the company "will have at
        least one of these arrangements concluded during the first half of 2007" and that the
        company "may begin selling debit card services in South Africa also during the first half of
        2007."

3.   Refer to our prior comment number 10. Revise your Financing Activities section
        disclosures to reflect changes made on pages 49-50.

4.   Refer to your second to last paragraph of the Financing Activities section on page 39.
        Revise to disclose appropriate amount of expected proceeds from warrants issued in
        connection with December 2006 private placement.

Application of Critical Accounting Policies, page 41

5.   Your changes to this section in response to our prior comment 12 do not address our
        guidance contained in SEC Release 33-8040 (December 12, 2001). As our guidance makes
        clear, the disclosure in this section should not repeat the disclosure contained in note 1 to
        your financial statements. Rather than repeating the explanation of your accounting policies
        contained in that footnote, the disclosure here should focus on the sensitivity of your
        financial statements to the methods, assumptions, and estimates underlying the application
        of your accounting policies relating to revenue recognition and stock-based compensation.
        Avoid the use of boilerplate statements indicating the application of these policies involve
        "significant estimates and judgments." Rather, disclose how estimates and judgments could
        result in changes to your financial statements.

                                    *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

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